U.S. SECURIT... IE... AS... ION

05038954

ANNUAL AUDITED REPORT FORM X-17 A-5 PART III	FACING PAGE Information Required of Broker and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 8-53234

REPORT FOR THE PERIOD BEGINNING - 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Nantucket Securities Company L.L.C.

Official Use Only
CRD 112318
Firm ID. No.

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH., D.C. 202

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

40950 Woodward Avenue, Suite 307
(No. and Street)

Bloomfield Hills	Michigan	48304
(City)	(State)	(Zip)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Virginia Maniaci 248-723-9286
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Rehmann Robson	5750 New King Street, Suite 100	Troy	MI	48098
	(Number and Street)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

❖Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410(1-78)

OATH OR AFFIRMATION

I, Virginia Maniaci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Nantucket Securities Company, L.L.C., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

Notary Public

[stamp:] ... A. GREENSTONE NOTARY PUBLIC OAKLAND CO., MI MY COMMISSION EXPIRES Jul 10, 2008

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Shareholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1. and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control.

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

NANTUCKET SECURITIES COMPANY, LLC
BLOOMFIELD HILLS, MICHIGAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL IN ACCORDANCE WITH RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2004

NANTUCKET SECURITIES COMPANY, LLC

TABLE OF CONTENTS

REHMANN ROBSON
Certified Public Accountants
A member of THE REHMANN GROUP
An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT

Managing Member
Nantucket Securities Company, LLC
Bloomfield Hills, MI 48304

We have audited the accompanying statement of financial condition of Nantucket Securities Company, LLC (the "Company") as of December 31, 2004, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As explained in Note 2 and 5, the Company has extensive transactions and relationships with its affiliates. Because of these situations it is possible that the terms of these transactions are not the same as terms that would result from transactions among unrelated parties.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nantucket Securities Company, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on Page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rehmann Robson

Troy, Michigan
January 15, 2005

5750 New King Street ◦ Suite 100 ◦ Troy, MI 48098 ◦ 248.952.2676 ◦ Fax 248.952.5464 ◦ www.rehmann.com

NANTUCKET SECURITIES COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Current assets		
Cash and cash equivalents	$	63,101
Cash with clearing broker		25,000
Consulting fees receivable		107,901
Commission receivable		112
Other receivable		1,037
Prepaid expenses		3,641
Total current assets	**$**	**200,792**

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	18,500
Payable to affiliate		27,924
Total liabilities		**46,424**
Member's equity		
Note receivable		(5,250)
Contributed capital		159,750
Accumulated deficit		(132)
Total member's equity		**154,368**
Total liabilities and member's equity	**$**	**200,792**

See accompanying notes, which are an integral part of these financial statements.

NANTUCKET SECURITIES COMPANY, LLC

STATEMENT OF INCOME
DECEMBER 31, 2004

Revenue	
Consulting fees	$ 697,901
Commissions	202,943
Interest	9,181
Total revenue	**910,025**
Expenses	
Commissions and fees	112,593
Occupancy	266,928
Legal and professional	26,570
General and administrative	23,397
Total expenses	**429,488**
Net income	**$ 480,537**

See accompanying notes, which are an integral part of these financial statements.

NANTUCKET SECURITIES COMPANY, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2004

	Note Receivable	Contributed Capital	Retained Earnings (Accumulated Deficit)	Total
Balances, January 1, 2004	**$ (7,000)**	**$ 159,750**	**$ 123,831**	**$ 276,581**
Contributions	1,750	-	-	1,750
Distributions	-	-	(604,500)	(604,500)
Net income	-	-	480,537	480,537
Balances, December 31, 2004	**$ (5,250)**	**$ 159,750**	**$ (132)**	**$ 154,368**

See accompanying notes, which are an integral part of these financial statements.

NANTUCKET SECURITIES COMPANY, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities	
Net income	$ 480,537
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operating assets and liabilities, which provided (used) cash	
Cash with clearing broker	75,000
Commissions and other receivable	(49,152)
Prepaid expenses	2,495
Accounts payable	532
Payable to affiliate	(2,170)
Net cash provided by operating activities	**507,242**
Cash flows from financing activity	
Distributions	(604,500)
Contributions	1,750
Net cash used in financing activities	**(602,750)**
Decrease in cash and cash equivalents	**(95,508)**
Cash and cash equivalents, beginning of year	158,609
Cash and cash equivalents, end of year	**$ 63,101**

See accompanying notes, which are an integral part of these financial statements.

NANTUCKET SECURITIES COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS

1. **ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES**

Nantucket Securities Company, LLC (the "Company"), is a registered broker-dealer and a member of the National Association of Securities Dealers (the "NASD"), the Municipal Securities Rulemaking Board (the "MSRB"), and the Securities Investor Protection Corporation (the "SIPC"). The Company is a single member limited liability company owned by Nantucket Valenti, L.P., a limited partnership owned directly and indirectly by various individuals including certain general securities principals of the Company. The Company receives compensation for the introduction and client service of hedge fund interests either directly from a portion of the management and incentive fees earned by the hedge fund manager, from a portion of the brokerage commissions generated by the hedge fund's trading activity or from rebates from other brokers that are executing brokerage transactions for the hedge fund. In October 2004, the Company changed from being a fully introducing broker-dealer to a limited purpose broker-dealer.

Revenue Recognition

Consulting fee income is based on client services and introductions to outside money managers and is calculated based on agreed upon rates between the Company and the outside money managers or their affiliates and is recognized as income when services are completed. Commission income and related expenses from customer securities transactions are recorded when the underlying transactions are executed. Commission income is based upon the volume of applicable monthly securities transactions. The Company is subject to minimum monthly clearance charges with its clearing broker irrespective of customer security transactions and commissions earned. Such minimum charges amounted to $100,035 and are included with commissions and fees expense in the accompanying statement of income. Upon the change from a introducing broker-dealer, the company no longer executes securities transactions to earn commission revenue. Interest income is accrued as earned.

Financial Instruments

Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and borrowings) approximates their carrying value, as such financial instruments, are either reported at market value, are short term in nature or bear interest at current market rates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents to include money market accounts and time deposits with original maturities of 90 days or less.

Consulting Fees

Consulting fees receivable are reported at the amount management expects to collect on balances

outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that in management's opinion are uncollectible.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. RELATED PARTY TRANSACTIONS

The Company shares certain occupancy and other expenses with commonly owned affiliates, Nantucket Capital Management, LLC, Nantucket Multi Managers, LLC, and Nantucket PEF, LLC ("Affiliated Entities"). Monthly reimbursements are made by the Company for allocated expenses. Such expenses amounted to $266,928 for the year ended December 31, 2004.

Nantucket Capital Management, LLC ("NCM") is registered with the Securities and Exchange Commission as an investment advisor. The General Securities Principal and the Financial Operations Principal of the Company are also employees of NCM.

The Company has been retained by Nantucket Multi-Managers, LLC, as a selling agent for various Nantucket Funds which are managed by Nantucket Multi-Managers, L.L.C., the Managing Member, or General Partner.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital may not exceed 15 to one (1,500%).

At December 31, 2004, the Company had net capital of $36,789, which was $31,789 in excess of required net capital and the Company's ratio of aggregate indebtedness to net capital was 126.19%.

From time to time, capital withdrawals are made from the Company's excess net capital. At this time, however, there are no specific withdrawals planned.

4. INCOME TAXES

The Company is a limited liability company and is generally not subject to federal income taxes. The Company's profits and losses are included in the Member's individual tax return. Therefore, there is no federal tax provision, tax expense, or deferred taxes on the Company's books.

5. RISKS AND UNCERTAINTIES

The Company derives 76% of its revenue from two consulting customers. The Company does not have a contract in place with either of these two customers; however, management believes the termination of either of these relationships is unlikely. A potential exists for a severe impact on the results of operations if total or partial loss of these business relationships were to occur. As of October 2004, the Company no longer earns commission revenue from executing securities transactions. Commission revenue represented 22% of total revenue for 2004.

Additionally, the above revenues could be characterized as "soft dollar" payments or commissions received from hedge fund managers hired through a consulting arrangement on behalf of NCM clients. The SEC is studying the use of "soft dollar" payments for marketing and client introductions and may eliminate them at some point in the future, resulting in a potential substantial revenue loss for the Company.

* * * * *

Supplementary Information

NANTUCKET SECURITIES COMPANY, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

YEAR ENDED DECEMBER 31, 2004

Total ownership equity	**$ 154,368**
Nonallowable assets	
Consulting receivables	107,901
Other receivable	1,037
Prepaid expenses	3,641
Total nonallowable assets	**112,579**
Net capital before haircuts on money market securities	41,789
Haircut on securities	5,000
Net capital	**$ 36,789**
Aggregate indebtedness	
Items included on statement of financial condition	
Accounts payable and payable to affiliate	$ 46,424
Computation of basic net capital requirement	
Minimum of net capital requirement (the greater of $5,000 or 6.66% of aggregate indebtedness)	$ 5,000
Excess net capital	**$ 31,789**
Percentage of aggregate indebtedness to net capital	126.19%

There are no differences between the amounts presented above and the amounts reported in the Company's unaudited December 31, 2004 FOCUS report, as filed.

REHMANN ROBSON
Certified Public Accountants
A member of THE REHMANN GROUP
An Independent Member of Baker Tilly International

Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5
For a Broker-Dealer Claiming an Exemption
From SEC Rule 15c3-3

January 15, 2005

Managing Member
Nantucket Securities Company, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Nantucket Securities Company, LLC (the "Company") for the year ended December 31, 2004 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

5750 New King Street ∘ Suite 100 ∘ Troy, MI 48098 • 248.952.2676 ∘ Fax 248.952.5464 ∘ www.rehmann.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material, weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rehmann Robson